Exhibit 12.1

FLOWSERVE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2015	2014	2013	2012	2011
(In thousands except ratios)
EARNINGS:
Income from continuing operations before income taxes and noncontrolling interests	$422,196	$733,190	$693,021	$611,565	$587,755
Fixed charges	88,440	84,205	79,172	67,704	59,742
Less:
Undistributed income from affiliates	(5,815)	(6,704)	(18,922)	(8,523)	(5,200)
Non-controlling interest in pretax income of subsidiaries that have not incurred fixed charges	(180)	(297)	(657)	(515)	(482)

Adjusted earnings	$504,641	$810,394	$752,614	$670,229	$641,815

FIXED CHARGES:
Interest on indebtedness	$65,270	$60,322	$54,413	$43,520	$36,181
Interest portion of rent expense	23,170	23,883	24,759	24,184	23,561

Total fixed charges	$88,440	$84,205	$79,172	$67,704	$59,742

Ratio of earnings to fixed charges	5.7	9.6	9.5	9.9	10.7